August 5, 2024

Bryan Hughes
Chief Financial Officer
Winnebago Industries, Inc.
13200 Pioneer Trail
Eden Prairie, MN 55347

       Re: Winnebago Industries, Inc.
           Form 10-K for Fiscal Year Ended August 26, 2023
           Forms 8-K filed on October 18, 2023, December 20, 2023, March 21, 2024, and
           June 20, 2024
           Response dated June 13, 2024
           File No. 001-06403
Dear Bryan Hughes:

       We have reviewed your June 13, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 20, 2024 letter.

Forms 8-K filed on October 18, 2023, December 20, 2023, March 21, 2024, and June 20, 2024
Exhibit 99.1

1. We have considered your response to prior comment 1 regarding the non-GAAP financial measure Adjusted diluted earnings per share. We believe the adjustment related to the dilution of your convertible notes has the effect of changing the requirement to use the if-
       converted method under ASC 260, and therefore, results in a non-GAAP financial measure that does not comply with Question 100.04 of the Division of Corporation
       Finance   s Compliance & Disclosure Interpretations on Non-GAAP
Financial Measures.
       Please revise your non-GAAP financial measure to remove this adjustment.

2. In the Form 8-K you filed on June 20, 2024, you disclose Adjusted EBITDA and
       Adjusted EBITDA Margin in a bullet under Third Quarter Fiscal 2024 Financial
 August 5, 2024
Page 2

       Summary, but do not disclose the most directly comparable GAAP measures, Net Income and Net Income Margin, with equal or greater prominence. For each non-GAAP financial measure you disclose, please revise future filings to disclose the most directly comparable
       GAAP measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of
       Regulation S-K and Question 102.10 of the Division of Corporation
Finance   s
       Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please contact Dale Welcome at 202-551-3865 or Anne McConnell at
202-551-3709 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing